Exhibit 99.136

VERSES AI INC.
(the "Issuer")

Report of Voting Results
(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

September 13, 2024

The following matters were voted upon by shareholders at the annual general and special meeting of the Issuer held on September 13, 2024 in Vancouver, British Columbia. Additional information regarding the matters voted upon is provided in the information circular dated August 14, 2024 for the meeting, which is available on SEDAR+.

1. Number of Directors

On a vote on a show of hands, by ordinary resolution the number of directors was determined at four. The votes submitted on this matter both in person and by proxy were as follows:

	Votes	Percentage Votes
Votes in Favour	3,531,530	71.29%
Votes Against	1,422,011	28.71%

2. Election of Directors

On a vote on a show of hands, the following persons were elected as directors of the Issuer until the next annual general meeting. The votes submitted on this matter both in person and by proxy were as follows:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Gabriel Rene	3,888,509	78.50%	1,065,032	21.50%
Dan Mapes	3,887,110	78.47%	1,066,431	21.53%
G. Scott Paterson	3,917,856	79.09%	1,035,685	20.91%
Jonathan De Vos	3,918,796	79.11%	1,034,745	20.89%

3. Appointment of Auditors and Auditors' Remuneration

On a vote on a show of hands, by ordinary resolution Smythe LLP was appointed as auditors of the Issuer for the ensuing year, at a remuneration to be fixed by the directors. The votes submitted on this matter both in person and by proxy were as follows:

	Votes	**Percentage of Votes**
Votes in Favour	4,640,888	93.69%
Votes Withheld	312,653	6.31%

4. Approval of Omnibus Incentive Plan

On a vote on a show of hands, by ordinary resolution the Issuer's Omnibus Incentive Plan was approved. The votes submitted on this matter both in person and by proxy were as follows:

	Votes	**Percentage of Votes**
Votes in Favour	4,680,434	94.49%
Votes Against	273,107	5.51%

5. Amendment to the Issuer's Share Capital

On a vote on a show of hands, by special resolution, an amendment to the Issuer's Notice of Articles and Articles to: (i) delete the special rights and restrictions attached to the Subordinate Voting Shares and Proportionate Voting Shares as set out under Articles 27 and 28 of the Company's Articles; (ii) re-designate the Subordinate Voting Shares as "Common Shares" of the Company; and (iii) delete and remove references from the Notice of Articles and Articles of the Proportionate Voting Shares, was approved. The votes submitted on this matter both in person and by proxy were as follows:

	Votes	**Percentage of Votes**
Votes in Favour	4,481,770	90.48%
Votes Against	471,771	9.52%